FOR IMMEDIATE RELEASE

Press Contact
Christine Anderson
403 291-2492
Christine.Anderson@qsound.com

Investor Relations Contact:
Paula Murray
QSound Labs, Inc.
954-796-8798
paula.murray@qsound.com

QSound Labs’ microQ™ Technology Licensed by UTStarcom for Mobile Devices

  QSound’s MicroQ Technology Provides Unique Custom Implementation for UTStarcom’s Baseband Processors and Mobile Phones

Calgary, Alberta - September 6, 2005 - QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, and voice software solutions, today announced a licensing agreement with UTStarcom, Inc., (NASDAQ: UTSI), a global leader in IP access networking and services, for the microQ Synthesizer. QSound provided a custom design for UTStarcom’s new UT8860 Personal Access System (PAS) Baseband Processor based on ARM’s subsystem and LSI’s ZSP400 DSP core. The first UTStarcom product to incorporate this new baseband processor is their latest PAS phone, the UT107, which is now available in China. The UT107 is based on the Personal Handyphone Standard (PHS), which provides high-quality, high-capacity voice and data services at low-cost and features seamless handover, making the phone more user friendly by increasing its responsiveness to rapid mobility. Additional UTStarcom mobile devices incorporating microQ will be available before the end of the year.

“We chose microQ based on its enhanced audio qualities and its ability to be easily customized to meet our specific needs,” said Ivan Lee, General Manager of the SoC Division at UTStarcom.

“We are very pleased to add UTStarcom to our growing list of world class OEMs,” said David Gallagher, president and CEO of QSound Labs. “Its worldwide presence provides tremendous opportunities for microQ’s proliferation in this fast growing marketplace.”
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About microQ
The microQ feature set is unmatched by any single vendor. It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable. Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer. Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio for games.

About UTStarcom, Inc.

UTStarcom is a global leader in IP-based, end-to-end networking solutions and international service and support. The company sells its broadband, wireless, and handset solutions to operators in both emerging and established telecommunications markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks. Founded in 1991 and headquartered in Alameda, California, the company has research and design operations in the United States, China, Korea and India. UTStarcom is a FORTUNE 1000 company. For more information visit the company's Web site at http://www.utstar.com .

About QSound Labs, Inc.
Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, ZTE, Thompson, Toshiba, Philips, Sanyo and RealNetworks among others. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com .

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, availability in 2005 of additional UTStarcom devices incorporating microQ, and opportunities for proliferation of microQ in the mobile marketplace. Such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of microQ, acceptance of microQ by OEM’s, ODM’s and consumers, continued growth of the mobile devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.